



Third-Quarter &
Nine-Months 2008
Financial and Operational Review

October 29, 2008

Forward-Looking Statements

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

On Today's Call...

◆ Jose Serrano, Chairman and CEO

◆ Fernando Sanchez, President

◆ Jacinto Marina, Chief Financial Officer

◆ Luis Ocejo, Maritime and Ports Director




Grupo **TMM**



2008 Strategic Initiatives

Financial Strategy- Long Term Peso Financing

- ◆ 20-year Mexican Trust Certificates Program ("MTC")

  - ▪ Non recourse to TMM
  - ▪ First 3 years – Interest rate cap at 9.25%

- ◆ Strengthening of U.S. dollar versus peso

  - ▪ Reduced outstanding balance of MTC in 2008
    - √ July 1   = $868M
    - √ Sept. 30 = **$798M***
    - √ Oct. 27 = **$656M***



- ◆ Net financial gain (cost)

  - ▪ $13.7M in Q3 2008 and $(21.3)M in nine months 2008

Exchange Rate: 10.94 pesos/dollar at September 30, 2008 and 13.31 pesos/dollar at October 27

Financial Strategy- Long Term Peso Financing

- ◆ Of TMM's total debt, only:

  - ▪ 18% is denominated in U.S. dollars
  - ▪ 1.1%, or $10.8M, is short-term debt



- ◆ Earliest significant maturity - October 2010

- ◆ TMM's total debt:

  - ▪ Supported by approximately $380 million of contracted revenues

- ◆ Total value of TMM's vessels estimated to exceed their book value by $104 million

Central Bank Preferred Pesos/US Dollar Exchange Rate



Source: Banco de México

TMM Going Forward

◆ Continued growth of Maritime business

  ▪ Larger owned fleet

  ▪ Medium- and long-term contracts to produce revenues and cash flows to service peso denominated debt

  ▪ Offshore and product tanker fleet under contract - no exposure to fluctuating fuel prices

◆ TMM to strengthen and grow Port business according to Mexican Government's development plan



Delivery of Additional Vessels

- ◆ **During Q3 2008**
  - ▪ 3 new product tankers delivered and currently working in the international spot market

- ◆ **During Q4 2008**
  - ▪ 3 additional offshore vessels commence 2- and 3-year contracts with Pemex



- ◆ **During Q1 2009**
  - ▪ 3 additional offshore vessels to be delivered

- ◆ **Remainder of 2009**
  - ▪ 5 additional vessels to be delivered, of which 3 vessels are already fixed with 5-year contracts with Pemex and other clients, starting in Q2 and Q3 2009

Restructuring

◆ Focus on TMM's core business - Maritime

◆ Enact corporate restructuring

- Sell certain non-strategic and non-productive assets
- Reduce personnel and related costs

◆ Given current market conditions, re-evaluating alternatives to refinance securitization facility

Improved Profits and Cash Flows
Will Position TMM
for Long-Term Success




Third-Quarter & Nine-Months 2008
Operating and Financial Results

Nine Months 2008 Maritime Operations

- ◆ Revenue up 15.1% to $151.7M

  - ▪ Improved average daily rate in offshore segment

  - ▪ 3 additional vessels in operation

- ◆ Transportation income down 0.3M to $33.3M

  - ▪ Parcel tanker business
    - √ Increased fuel costs
    - √ 3 vessels in mandatory dry dock (1 in each quarter)
    - √ Bad weather conditions in Q3= Cargo delays at Houston





Nine Months 2008 Port Operations

◆ Revenues down $0.2M to $5.6M

     √ Lower volumes at shipping agencies
     √ Increased revenues at the cruise ship and auto handling segments at Acapulco

◆ Will meet 2008 EBITDA goal



Nine Months 2008 Logistic Operations

◆ **Revenues up 34.2% to $106M**

  ▪ Incremental revenues at trucking
    - √ Improved freight volumes
    - √ Extended contracts and new costumers



  ▪ Increased revenues at warehousing
    - √ Start of peak season=higher volumes

◆ **Transportation loss of $6.6M**

  ▪ Non-recurring costs at auto hauling
    - √ Rehabilitation of equipment
    - √ Severance payments



  ▪ Profit reductions
    - √ Auto hauling and automotive segments-slow down of production at auto plants
    - √ M&R-lower container volumes at Veracruz



YTD Results and Year End Estimates

	Q3		Change	9 Months		Change		At December 31,	
	2008	**2007**	**%**	**2008**	**2007**	**%**		***2008**	**2007**
Revenues	95.4	76.9	24%	273.8	218.8	25%		370.9	303.3
Transportation Income	**0.5**	**5.3**	**-91%**	**12.0**	**18.2**	**-34%**		**21.5**	**23.7**
EBITDA	**9.2**	**12.0**	**-24%**	**37.9**	**38.3**	**-1%**		**60.2**	**52.4**
Net Financial Gain (Costs)	13.7	(11.8)	216%	(21.3)	(32.8)	35%		62.3	(48.5)
Net Income (Loss)	**14.0**	**(45.6)**	**131%**	**(11.1)**	**(51.2)**	**78%**		**78.1**	**(66.9)**
Run Rate	**36.7**						(1)	**88.9**	

Estimated and assuming an exchange rate of 13.0 pesos/dollar at December 31, 2008
* *US$ Millions*

Total Net Debt**

	As of September 30, 2008 *
Mexican Trust Certificates (MTC):	
Non-recourse secured portion	$706.2
Non-recourse unsecured portion	91.8
Total MTC	**$798.0**
Securitization Facility	118.6
Other Corporate Debt	76.5
Total Debt	**$993.1**
Unsecure portion of the MTC	91.8
Cash and reserves	281.7
Total Net Debt excluding the Non-recourse unsecured Portion of the MTC	**$619.6**

(1) The Mexican Trust Certificates have two portions, one secured by the assets contributed to the Trust (vessels and cash), and another one which shows the difference between the net balance of the Trust assets and the Trust liabilities, and represents a deferred credit without recourse to the Company, which will be paid with future services rendered over the life of the Trust

*Exchange Rate: 10.94

* *US$ Millions





Third-Quarter &
Nine-Months 2008
Financial and Operational Review

October 29, 2008